

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

Jason Gorevic
Chief Executive Officer
Teladoc Health, Inc.
2 Manhattanville Road
Suite 300
Purchase, NY 10577

> **Re: Teladoc Health, Inc.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 27, 2019**
> **File No. 001-37477**

Dear Mr. Gorevic:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Year Ended December 31, 2018

Consolidated Statements of Operations
For the Years Ended December 31, 2018, 2017 and 2016, page F-4

1. We note you present gross profit on the face of your consolidated statements of operations. However, it is not clear whether you include depreciation and amortization in cost of revenue. Please note that the presentation of a figure for income before depreciation and amortization is not appropriate. Revise your presentation, as necessary, to comply with the guidance in Codification of Staff Accounting Bulletins (SAB) Topic 11B. Refer also to Item 302(a)(1) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Joseph

Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Adam Vandervoort